SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                  AMENDMENT #12


                         CONSUMERS FINANCIAL CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   210520 10 2
                                 (CUSIP number)

Check the following box if a fee is being paid with this statement. _____ (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

1. Names of Reporting Persons, SS or IRS ID Nos. of Above Persons

      Consumers Financial Corporation and Subsidiaries
      Employee Stock Ownership Plan

      ID# 23-1666392

2. Check the Appropriate Box if a member of a Group

      (a)
      (b)     x

3. SEC Use Only

4. Citizenship or Place of Organization - PENNSYLVANIA

      Number of shares        5. Sole Voting Power - NONE
      Beneficially Owned      6. Shared Voting Power - NONE
      by Each Reporting       7. Sole Dispositive Power - 240,607 shares
      Person With:            8. Shared Dispositive Power - NONE

9. Aggregate Amount Beneficially Owned by Each Reporting Person

      240,607 shares

10. Check if the Aggregate Amount in Row 9 Excludes Certain Shares  N/A

11. Percent of Class Represented by Amount in Row 9 - 8.0%

12. Type of Reporting Person - EP

                                  SCHEDULE 13G

Item 1(a).  Name of Issuer:

                  CONSUMERS FINANCIAL CORPORATION

Item 1(b).  Address of Issuer's Principal Executive Offices:

                  1200 Camp Hill By-Pass
                  P. O. Box 26
                  Camp Hill, PA  17001-0026

Item 2(a).  Name of Person Filing:

                  Consumers Financial Corporation and Subsidiaries Employee Stock Ownership Plan

Item 2(b).  Address of Principal Business Office or, if none, Residence:

                  1200 Camp Hill By-Pass
                  P. O. Box 26
                  Camp Hill, PA  17001-0026

Item 2(c).  Citizenship:

                  A Trust organized under the laws of the
                  Commonwealth of Pennsylvania

Item 2(d).  Title of Class of Securities:

                  Common Stock

Item 2(e).  CUSIP Number:   210520 10 2

Item 3. If this Statement is filed pursuant to Rules 13d-1(b), or 13-2(b), check whether the person filing is a:

      _____(a)    Broker or Dealer registered under Section 15 of the Act

      _____(b)    Bank as defined in section 3(a)(6) of the Act

      _____(c)    Insurance Company as defined in section 3(a) (19) of the Act

      _____(d) Investment Company registered under section 8 of the Investment Company Act.

      _____(e) Investment Advisor registered under section 203 of the Investment Advisers Act of 1940

        X  (f)    Employee Benefit Plan, Pension Fund which is subject to
                  the provisions of the Employee Retirement Income
                  Security Act of 1974 or Endowment Fund; see sub-section
                  240.13d-1(b) (1)(ii)(F)

      _____(g)    Parent Holding Company, in accordance with sub-
                  section 240.13d-1(b)(ii)(G) (Note: See Item 7)

      _____(h)    Group, in accordance with sub-section 240.13d-1(b)(ii)(H)

Item 4.     Ownership as of December 31, 1997:

      (a) Amount Beneficially Owned: 240,607

      (b) Percent of Class: 8.0%

      (c) Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote - NONE

            (ii) shared power to vote or to direct the vote - NONE

            (iii) sole power to dispose or to direct the disposition of -
                  240,607

            (iv) shared power to dispose or to direct the disposition of - NONE

Item 5.     Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

            NOT APPLICABLE

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, these securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            NOT APPLICABLE

Item 8.     Identification and Classification of Members of the Group

            This Schedule is not being filed on behalf of a group.

Item 9.     Notice of Dissolution of Group

            NOT APPLICABLE

Item 10.    Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 1998
Date
                                    CONSUMERS FINANCIAL CORPORATION AND
                                    SUBSIDIARIES EMPLOYEE STOCK OWNERSHIP PLAN


                                    By /S/James C. Robertson, Trustee
                                          Name/Title

                                    By /S/William J. Walsh, Jr., Trustee
                                          Name/Title

                                    By /S/R. Fredric Zullinger, Trustee
                                          Name/Title